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04019021

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UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47064

SEC MAIL PROCESSING RECEIVED APR 16 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Nassau Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Post Road East
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Francis Lavelle 203-227-2454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shapiro, Goldstein & Moses LLP
(Name – *if individual, state last, first, middle name*)

366 N. Broadway, Suite 403 (Address), Jericho (City), NY (State) 11753 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Francis Lavelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Nassau Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Francis Lavelle
Signature

MANAGING DIRECTOR + CEO
Title

Jeanmarie Ferullo
JEANMARIE FERULLO
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2007
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NASSAU GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Shapiro
Goldstein Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

DECEMBER 31, 2003

FINANCIAL STATEMENTS

CONTENTS

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants

Shapiro Goldstein & Moses, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

366 N. Broadway, Suite 403
Jericho, NY 11753
Tel. 516-932-0404
Fax: 516-932-7882
Website: www.sgmcpa.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
THE NASSAU GROUP, INC.
Westport, Connecticut

We have audited the accompanying statement of assets and liabilities arising from cash transactions of **THE NASSAU GROUP, INC.** as of December 31, 2003, and the related statements of revenue collected and expenses paid and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared on the basis of cash receipts and disbursements, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities arising from cash transactions of **THE NASSAU GROUP, INC.** as of December 31, 2003, and its revenue collected and expenses paid during the year then ended, on the basis of accounting described in Note 1.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shapiro Goldstein & Moses, LLP

Jericho, New York
April 7, 2004

SHAPIRO GOLDSTEIN & MOSES, L.L.P.

THE NASSAU GROUP, INC.

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash and cash equivalents -- Note 1	$ 1,135,355
Other receivables -- Note 3	107,388
Due from stockholder -- Note 2	10,207
Total current assets	1,252,950
PROPERTY AND EQUIPMENT - at cost - Note 4	79,263
OTHER ASSETS	
Security deposit and rent prepayment	20,353
Investments -- Note 5	22,976
Total other assets	43,329
Total assets	$ 1,375,542

See Auditors' Report
and Notes to Financial Statements.

THE NASSAU GROUP, INC.

STATEMENT OF ASSETS AND LIABILITIES
(Continued)

DECEMBER 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Pension payable	$ 5,324
Total current liabilities	5,324
LONG-TERM LIABILITIES	
Note payable -- Note 2	23,300
Total long-term liabilities	23,300
Total liabilities	28,624
COMMITMENTS -- Note 6	
STOCKHOLDERS' EQUITY	
Common stock, par value $.01 per share; authorized 10,000 shares, issued and outstanding 4,250 shares	42
Additional paid-in capital -- Note 9	1,304,958
Retained earnings	41,918
Total stockholders' equity	1,346,918
Total liabilities and stockholders' equity	$ 1,375,542

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF REVENUE COLLECTED AND EXPENSES PAID

YEAR ENDED DECEMBER 31, 2003

		% of Revenues
REVENUES FOR SERVICES -- NOTE 8	$ 3,842,089	100.00
GENERAL AND ADMINISTRATIVE EXPENSES	3,408,659	88.72
INCOME FROM OPERATIONS	433,430	11.28
OTHER INCOME AND LOSS		
Interest and dividend income	10,982	0.29
Loss on abandonment of property, plant, and equipment -- Note 4	(49,234)	(1.28)
Loss on investments	(2,910)	(0.08)
	(41,162)	(1.07)
NET INCOME	392,268	10.21
Retained earnings, beginning of year	20,150	
Shareholder distributions	(370,500)	
Retained earnings, end of year	$ 41,918	

See Auditors' Report
and Notes to Financial Statements.

Shapiro Goldstein Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 392,268
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	137,923
Loss on abandonment of property, plant, and equipment	49,234
Loss on investments	2,910
Changes in operating assets and liabilities:	
Increase in other receivables	(107,388)
Increase in security deposit and rent prepayment	(14,977)
Increase in pension payable	2,471
Net cash provided by operating activities	462,441
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property, plant, and equipment	(182,861)
Stock issued to directors in lieu of fees	25,000
Increase in due from stockholder	(8,238)
Shareholder distributions	(370,500)
Net cash used in investing activities	(536,599)
CASH FLOWS FROM FINANCING ACTIVITIES	
	-
Net cash provided by financing activities	-
Net decrease in cash and equivalents	(74,158)
Cash and cash equivalents, beginning of year	1,209,513
Cash and cash equivalents, end of year	$ 1,135,355

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein Moses, LLP
Certified Public Accountants and Consultants

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **THE NASSAU GROUP, INC.**, (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

a. Business Description

The Company operates as a strategic advisory firm in the area of mergers, acquisitions, and private capital raising.

b. Basis of accounting

The accompanying financial statements have been prepared on the cash receipts and disbursements basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The cash basis differs from generally accepted accounting principles primarily because the effect of non-cash transactions is not reflected in the financial statements.

c. Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using an accelerated method for financial purposes over their estimated useful lives, generally five to seven years.

d. Income taxes

The Company has elected to be taxed under Subchapter "S" of the Internal Revenue Code for Federal purposes. The Company's shareholders will bear the burden of any income taxes arising out of the Company's results of operations. The Company provides for income taxes for local jurisdictions.

e. Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Cash, Cash Equivalents, and Concentrations of Risk

Consist of cash on hand, cash held in bank checking accounts, and cash held in money market or savings accounts.

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of risk consist principally of cash, marketable securities and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk with respect to accounts receivable can result from a significant portion of the revenues being derived from a small number of entities. The Company generally extends credit to its customers without collateral; however, it closely monitors extensions of credit and its customers consist of very large commercial entities to whom management believes credit can be issued to with minimal risk.

NOTE 2 - RELATED PARTY TRANSACTIONS

At December 31, 2003 the principal stockholder owed the Company $10,207. This shareholder loan is non-interest bearing and is expected to be repaid within the next twelve months and is therefore classified as current.

In December 2000, the Company borrowed $23,300 from its principal stockholder in order to invest in NASDAQ. The note calls for interest accruing at a rate of 5 percent per annum and the note is due in one installment on or before December 31, 2003. This maturity date has been extended by the principal stockholder to December 31, 2004. The note is collateralized by this investment.

NOTE 3 -- OTHER RECEIVABLES

As of December 31, 2003, the Company was due $30,723 resulting from the erroneous overpayment of payroll taxes. This amount was refunded in January 2004. In addition, the Company was due reimbursement of $76,665 from its subtenant, representing the subtenant's share of the cost of improvements made to the new office premises (See Note 6).

NOTE 4-- PROPERTY AND EQUIPMENT

Software and Web Design Costs	$ 25,153
Office Equipment	139,211
Furniture & Fixtures	69,823
Leasehold Improvements	119,401
	353,588
Less: Accumulated depreciation and amortization	274,325
	$ 79,263

The total charges to income for depreciation and amortization of these assets were $137,923 for 2003. In addition, leasehold improvements with a net book value of $49,234 were abandoned during 2003.

NOTE 5 -- INVESTMENTS

The Company has invested in two separate entities and is using the equity method of accounting for both of these investments. These investments consist of the following:

(1) An original investment of $54,750 in a technology oriented consulting group organized as a LLC, and
(2) The purchase of 500 shares and 1200 warrants of NASDAQ at a cost of $23,300.

All of the above represent minority interests in each entity with no ascertainable fair market value.

NOTE 6 -- LEASES

The Company entered into a five year office lease which commenced August 1, 1999. The lease called for annual rentals through July 31, 2004 with a base rental in the final year of the lease in the amount of $32,256. Effective June 15, 2003, the Company entered into a replacement lease expiring in June 2009 with the same landlord for larger premises at the same location. The new lease provides for minimum annual base rentals as follows:

June 15, 2003 - June 14, 2004	$ 104,580
June 15, 2004 - June 14, 2005	104,580
June 15, 2005 - June 14, 2006	109,560
June 15, 2006 - June 14, 2007	109,560
June 15, 2007 - June 14, 2008	119,520
Thereafter	124,500
Total	$ 672,300

In addition, the replacement lease includes provisions for payment of electricity charges and escalation costs for real estate taxes. The Company shall have the option of extending the lease for an additional five years provided it notifies the lessor in writing on or before December 15, 2008. Rental expense, inclusive of electricity charges, for the year ended December 31, 2003 relating to both premises totaled $65,498.

NOTE 6 -- LEASES (Continued)

In connection with the premises relocation, the Company entered into a sublease with a subtenant for the same term as provided for in the replacement lease. The lease provides for base rent, electricity, and real estate tax escalation costs equal to one-third of the amounts called for in the replacement lease. Rental income, inclusive of electricity charges, related to this sublease during the year ended December 31, 2003 was $9,545. The rental income has been offset against rent expense in these financial statements.

NOTE 7 -- PENSION PLAN

In January, 2001, the Company formed a 401(k) plan which calls for the matching of employee salary deferrals at a rate of 25 percent. Company contributions related to the year ended December 31, 2003 which were paid in 2004 and will be recorded as an expense in 2004 were $12,972.

Effective January 1, 2003, the Company formed a defined benefit pension plan and a profit sharing plan covering all employees after one year of service. Contributions made under this plan during the year ended December 31, 2003 were $90,000.

NOTE 8 --REVENUES FOR SERVICES

Included in revenues are transaction success fees of approximately $2,709,000. Of this total, $616,040 was received from Affiliated Management Services, Inc., $500,000 from Trojan Technologies, Inc., $465,000 from VIASYS Healthcare, Inc., and $400,00 from Soil Safe, Inc.

In connection with its engagement with Hi-Tech Pharmacal Company, Inc., the Company received warrants for the purchase of common stock for the services it rendered. These warrants were exercised in 2003 resulting in revenues of $525,505. These proceeds are included in revenues for services in these financial statements.

NOTE 9 -- RESTRICTED STOCK PLAN

In 2002, the Company adopted a plan whereby restricted stock awards will be granted to employees, officers, directors, and others. During 2003, the Company issued 25 restricted shares of its common stock to directors of the Company. The stock was valued at $1,000 per share. This value is based on the amount used in a 1999 stock subscription agreement and the Company believes that this amount approximates fair market value. The total of $25,000 is reflected as an expense and as an increase to additional paid in capital in these financial statements.

NOTE 10 -- SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for interest was $-0-.
Cash paid for income taxes was $250.

SUPPLEMENTARY INFORMATION

THE NASSAU GROUP, INC.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2003

		Percent of Revenues
Officer's salary	$ 426,451	11.10
Office salaries	1,703,026	44.33
Outside services	409,604	10.66
Board and directors fees	32,500	0.85
Travel	50,626	1.32
Professional fees	73,774	1.92
Pension expense	90,000	2.34
Payroll taxes	77,979	2.03
Rent expense	55,953	1.46
Telephone	53,339	1.39
Insurance	57,325	1.49
Employee benefits	53,472	1.39
Office expense	50,261	1.31
Entertainment	19,132	0.50
Auto expense	10,812	0.28
Depreciation	137,923	3.59
Miscellaneous	8,656	0.23
Recruiting expense	37,718	0.98
Equipment rental	7,301	0.19
Seminars and conferences	4,276	0.11
Advertising	53,073	1.38
Research fees	75,838	1.97
Licenses and fees	9,577	0.25
Reimbursed expenses	(89,957)	(2.34)
	$ 3,408,659	88.72

See Auditors' Report.

Shapiro Goldstein Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT

YEAR ENDED DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Stockholders' Equity Qualified for Net Capital		$ 1,346,918
Less Non-Allowable Assets:		
Property and Equipment	79,263	
Security Deposits	20,353	
Due from stockholder	10,207	
Investments	22,976	
Total Non-Allowable Assets		132,799
NET CAPITAL		$ 1,214,119

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities from Statement of Assets and Liabilities	$ 28,624
Percentage of Aggregate Indebtedness to Net Capital	2.36
Percentage of Debt to Debt Equity	2.13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 1,908
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 1,209,119
Excess Net Capital at 1000%	$ 1,214,119

See Auditors' Report.

THE NASSAU GROUP, INC.

AUDITORS' REPORT ON MATERIAL INADEQUACIES

YEAR ENDED DECEMBER 31, 2003

During the period of our engagement, our audit did not disclose any material inadequacies in the Company's accounting system, system of internal accounting controls, or procedures for safeguarding assets.

Shapiro Goldstein & Moses, LLP

SHAPIRO GOLDSTEIN & MOSES, L.L.P.